UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2021

Commission File Number: 001-38763

MILLICOM INTERNATIONAL CELLULAR S.A.

(Exact Name of Registrant as Specified in Its Charter)

2, Rue du Fort Bourbon,

L-1249 Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO FURNISHED MATERIAL

Item

1.	Press release dated April 29, 2021

2.	Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2021

Item 1

Earnings Release Q1 2021

Luxembourg, April 29, 2021

A record start to 2021

Group highlights Q1 2021

The financial highlights discussed and summarized in the table below are presented on an IFRS basis and therefore do not include the fully consolidated results from our Guatemala and Honduras joint ventures.

•	Operating and financial metrics continued to improve in every country and business unit, with very robust customer net additions in both our Cable and Mobile businesses and solid new account wins in B2B.

•	Revenue was stable year-on-year, reflecting a recovery to pre-COVID activity levels in Q1 2021.

•	Net profit turned positive and was $42 million in Q1 2021, up from a Net loss of $122 million in Q1 2020.

•	Signed agreements to complete Africa divestiture program - net proceeds to accelerate deleveraging plans.

Financial highlights ($ millions)	Q1 2021	Q1 2020	% change
Revenue	1,088	1,088	0.1%
Operating Profit	115	134	(13.9)%
Net Profit (Loss) attributable to owners	42	(122)	NM

Latin America segment highlights1 – Q1 2021

Our Latin America (“Latam”) segment includes our Guatemala and Honduras joint ventures as if fully consolidated.

•	Service revenue growth up 1.3% year-on-year, with strong momentum across all businesses and markets.

•	In Home, record HFC customer net adds of 166,000 and stable ARPU fueled service revenue growth of 6.5%.

•	In Mobile, net additions of 1.1 million, with robust performance in all countries in both prepaid and postpaid.

•	EBITDA grew 6.3%, our strongest performance in more than five years, reflecting the improved top line performance and sustained cost control.

•	OCF grew 10.4% to $471 million, consistent with our target of at least $1.4 billion for the year.

Latam segment highlights ($ millions)	Q1 2021	Q1 2020	% change	Organic % change
Revenue	1,530	1,504	1.7%	2.7%
Service Revenue	1,413	1,395	1.3%	2.2%
EBITDA	638	600	6.3%	5.9%
EBITDA Margin	41.7%	39.9%	1.8 pt
Capex	167	174	(3.9)%
OCF (EBITDA – Capex)	471	427	10.4%	9.7%

Millicom Chief Executive Officer Mauricio Ramos commented:

"Our operational focus and strategic investments over the past year are paying off. After an incredibly strong Q1, we now have more customers, and we are generating more revenue, more EBITDA and more OCF than we did one year ago, before the start of the pandemic. We did not just recover; we are now above pre-COVID levels on most of our operational and financial KPIs. During the quarter, we added 166,000 customers in Home, by far our best quarterly result ever, and we added 1.1 million customers in Mobile, our strongest Q1 performance in a decade. As a result, service revenue, EBITDA and OCF accelerated in Q1, and the quarter ended on a very positive note, with Latam service revenue growth exceeding 5.5% in March.

Strategically, we announced that we have signed agreements to dispose of our remaining operations in Africa. The Tanzania sale was the culmination of a structured and competitive process with multiple bidders. We are very pleased with the outcome and plan to use the proceeds to reduce our net debt. Our strong Q1 and these disposals give us increased flexibility to resume share buybacks later this year."

Subsequent Events

On April 19, 2021, we announced that we have signed agreements for the sale of our operations in Tanzania and for the disposal of our stake in the AirtelTigo joint venture in Ghana. In Tanzania, Millicom agreed to sell its entire operations to a consortium led by Axian, a pan-African group that was part of the consortium that acquired Millicom’s operations in Senegal in 2018. In Ghana, Millicom along with its joint venture partner, Bharti Airtel Limited, have signed a definitive agreement for the transfer of AirtelTigo to the Government of Ghana. Millicom recorded a $25 million charge in Q1 as part of this agreement. Completion of each transaction is subject to regulatory approvals.

1 Service revenue, EBITDA, EBITDA margin, Capex, OCF and Organic growth are non-IFRS measures. See page 12 for a description of these measures and for reconciliations to the nearest equivalent IFRS measures.

Earnings Release Q1 2021

Group Quarterly Financial Review - Q1 2021

Income statement data (IFRS)	Q1 2021	Q1 2020	% change
$ millions (except EPS in $)
Revenue	1,088	1,088	0.1%
Cost of sales	(303)	(305)	(0.5)%
Gross profit	785	783	0.3%
Operating expenses	(391)	(401)	(2.6)%
Depreciation	(217)	(223)	(2.4)%
Amortization	(107)	(73)	46.6%
Share of net profit in Guatemala and Honduras	61	45	36.5%
Other operating income (expenses), net	(17)	3	NM
Operating profit	115	134	(13.9)%
Net financial expenses	(145)	(141)	2.2%
Other non-operating income (expenses), net	58	(159)	NM
Gains (losses) from other JVs and associates, net	(1)	—	NM
Profit (loss) before tax	27	(167)	(115.9)%
Net tax credit (expense)	(3)	16	(118.2)%
Profit (loss) from continuing operations	24	(151)	(115.7)%
Loss attributable to non-controlling interests	19	28	(34.3)%
Net profit (loss) attributable to owners of the Company	42	(122)	NM
Weighted average shares outstanding (millions)	101.33	101.12	0.2%
EPS	0.41	(1.21)	NM

In Q1 2021, group revenue was roughly flat year-on-year at $1,088 million due to strong operational results offset by the translation impact of weaker currencies in Paraguay and Costa Rica. Operating expenses declined 2.6% ($11 million) year-on-year to $391 million, largely reflecting an $8 million one-off in 2020.

Depreciation decreased 2.4% ($5 million) year-on-year to $217 million, due to network modernization activities which accelerated the depreciation of older infrastructure in 2020. Amortization increased 46.6% ($34 million) to $107 million reflecting our decision to transition the Cable Onda brand to Tigo in Panama, which took effect in April 2021.

Our share of profits in Guatemala and Honduras was $61 million, up 36.5% ($16 million) year-on-year due to strong operational performance and lower financing costs resulting from a reduction in debt in Guatemala. Other operating expenses of $17 million in Q1 2021 includes a $25 million charge related to the disposal of our stake in AirtelTigo in Ghana. As a result, operating profit was $115 million in Q1 2021, down 13.9% ($19 million) year-on-year.

Net financial expenses increased $3 million year-on-year to $145 million, mostly due to accrued interest related to our spectrum purchase in Colombia. Other non-operating income of $58 million reflects the mark to market revaluation of our equity investment in Helios Towers as well as foreign exchange gains. This compares to an expense of $159 million in Q1 2020, due to the mark to market of equity investments in Helios Towers and Jumia, as well as foreign exchange losses.

2

Earnings Release Q1 2021

The tax expense was $3 million in Q1 2021, compared to a credit of $16 million in Q1 2020, which benefited from a deferred tax credit. Non-controlling interests reflect our partners' share of net profits and losses, largely in our Colombia and Panama subsidiaries. These were $19 million in Q1 2021, down from $28 million in Q1 2020, due to improvement in Colombia, partially offset by weaker performance in Panama.

As a result of these factors, net profit for the period attributable to owners of the Company was $42 million, or $0.41 per share, as compared to a net loss of $122 million ($1.21 per share) in Q1 2020. The weighted average number of shares during the quarter was 101.33 million, a slight increase of 0.21% year-on-year related to our employee share-based compensation plans. As of March 31, 2021, we had 101,739,217 shares outstanding, including 206,130 held in treasury.

Cash Flow

Cash flow data ($ millions)	Q1 2021	Q1 2020	% change
Operating free cash flow*	(18)	15	NM
Finance charges paid, net	(92)	(104)	(11.7)%
Lease interest payments, net	(36)	(37)	(3.4)%
Free cash flow*	(146)	(126)	15.8%
Dividends and advances from Guatemala and Honduras	—	24	NM
Dividends and advances to non-controlling interests	(3)	—	NM
Equity free cash flow*	(149)	(102)	45.4%
Lease principal repayments	(29)	(31)	(4.8)%
Equity free cash flow after leases*	(178)	(133)	33.8%

*

Non-IFRS measures. See page 12 for a description of these measures. Please refer to page 17 of this Earnings Release or to Note 4 of our Unaudited Interim Condensed Consolidated Financial Statements for the reconciliation of Operating free cash flow to the nearest IFRS measures. In prior years, equity free cash flow was calculated by including the results of Guatemala and Honduras as if fully consolidated. On that same comparable basis, equity free cash flow was $19 million in Q1 2021 and negative $31 million in Q1 2020, before lease principal repayments of $38 million in each year.

During Q1 2021, operating free cash flow (OFCF), defined as EBITDA, less cash capex (excluding spectrum and licenses), working capital, other non-cash items and taxes paid, was negative $18 million, a decrease of $33 million compared to positive $15 million in Q1 2020. The decline reflects increased levels of working capital to support improved revenue growth, which more than offset the increase in EBITDA during the period.

Finance charges declined $12 million to $92 million due to lower average levels of gross debt, while lease interest payments were unchanged. As a result, free cash flow (FCF) was negative $146 million in Q1 2021, a reduction of $20 million compared to $126 million in Q1 2020. FCF is typically negative in Q1 due to seasonal factors, including the timing of capex and other working capital items that are often contracted in Q4 but paid for in Q1.

In Q1 2021, dividends and advances received from our joint ventures in Guatemala and Honduras were nil, compared to $24 million received in Q1 2020. This reflects the decision to prioritize use of Guatemala's cash generation to re-pay principal on notes payable to shareholders. As of the end of March 2021, Guatemala had already repaid $148 million in notes payable to the Group, and the remaining balance of $45 million is expected to be paid in full during Q2 2021. Meanwhile, dividends paid to non-controlling interests in Colombia were $3 million.

As a result, Equity Free Cash Flow (EFCF) for Q1 2021 was $(149) million, as compared to $(102) million in Q1 2020. Further adjusting for lease principal repayments, EFCF after leases was $(178) million, down 33.8% from $(133) million in Q1 2021.

3

Earnings Release Q1 2021

Debt

Debt information	Gross Debt			Cash	Net	Leases	Financial Obligations
($ millions)	USD	LCY	Total		Debt		Gross	Net*
Latin America	620	2,274	2,895	342	2,553	782	3,677	3,335
Africa	162	41	203	12	191	196	399	387
Corporate	2,276	38	2,314	249	2,066	23	2,337	2,088
Group (IFRS)	3,058	2,354	5,412	603	4,809	1,000	6,412	5,810
Guatemala and Honduras	197	551	748	220	528	285	1,033	813
Underlying (non-IFRS)	3,256	2,904	6,160	823	5,337	1,285	7,445	6,622
Proportionate (non-IFRS)	3,162	2,151	5,313	670	4,642	986	6,299	5,629

* Net Debt and Net financial obligations are non-IFRS measures. See page 12 for a description of non-IFRS measures and for reconciliations to the nearest equivalent IFRS measures Cash includes term deposits of nil as of March 31, 2021.

In order to provide a more complete picture of the Group's financial situation, this section discusses gross debt, leases, cash, and net debt on an underlying basis, a non-IFRS measure that includes Guatemala and Honduras as if fully consolidated.

As of March 31, 2021, underlying gross debt was $6,160 million, a reduction of $281 million during the quarter. Our underlying gross debt includes Guatemala and Honduras, which had $748 million of gross debt as of March 31, 2021, a decrease of $2 million during the quarter.

Approximately 59% of underlying gross debt at March 31, 2021 was in Latam, 3% in Africa, and the remaining 38% at the corporate level. Over the past year, we have lowered our average effective interest rate to 5.5% from 5.8%, while also improving the mix to 47% in local currency or swapped for local currency as of Q1 2021, up from 33% as of Q1 of 2020. In addition, 81% was at fixed rates or swapped for fixed rates, and the average maturity of 5.9 years, in line with our targets. On our dollar-denominated debt, the average rate was 5.2% with an average maturity of 6.4 years, as of March 31, 2021.

Our underlying cash position was $823 million as of March 31, 2021, a decrease of $299 million compared to $1,122 million as of December 31, 2020, mainly due to debt repayment activity. Of our underlying cash balance, 68% was held in U.S. dollars. As a result, our underlying net debt was $5,337 million as of March 31, 2021, a decrease of $18 million during the quarter.

In addition, as of March 31, 2021, we had underlying lease liabilities of $1,285 million, which represented 17% of underlying gross financial obligations. Including these lease liabilities, underlying net financial obligations were $6,622 million as of March 31, 2021, a reduction of $9 million during the quarter.

Proportionate leverage2, which captures our proportional ownership in each country as well as lease obligations, was 3.13x as of March 31, 2021. This is down from 3.20x as of December 31, 2020 due primarily to EBITDA growth. Excluding the impact of leases, proportionate leverage would have been 3.00x[3], an improvement from 3.07x as of December 31, 2020.

2 Proportionate leverage is a non-IFRS measure calculated using LTM (last twelve-month) EBITDA, proforma for acquisitions and disposals.

3 Proportionate leverage after leases is the ratio of proportionate net debt over LTM EBITDA after leases, proforma for acquisitions made during the last twelve months. Refer to page 12 for a description of non-IFRS measures and for reconciliations to the nearest equivalent IFRS measures.

4

Earnings Release Q1 2021

Operating segment performance

Our management determines operating and reportable segments based on the reports that are used by the chief operating decision maker to make strategic and operational decisions from both a business and geographic perspective. The Millicom Group’s risks and rates of return for its operations are predominantly affected by operating in different geographical regions. The Millicom Group has businesses in two main regions, Latin America and Africa, which constitute our two segments. We allocate corporate costs to each segment based on their contribution to underlying revenue, and only unusual costs, such as the M&A-related fees remain unallocated.

Our Latin America segment includes the results of Guatemala and Honduras as if they were fully consolidated, as this reflects the way our management reviews and uses internally reported information to make decisions about operating matters and to provide increased transparency to investors on those operations. Our Africa segment does not include our joint venture in Ghana because our management does not consider it to be a strategic part of the group.

Please refer to Note 4 of our Unaudited Interim Condensed Consolidated Financial Statements for more details on our segments. The information contained herein can also be accessed electronically in the Financial & Operating Data Excel file published at www.millicom.com/investors alongside this earnings release.

Latin America segment

Business units

We discuss our Latam results under two principal business units:

1. Mobile, including mobile data, mobile voice, and mobile financial services (MFS) to consumer, business and government customers;

2. Cable and other fixed, including broadband, Pay TV, content, and fixed voice services for residential (Home) customers, as well as voice, data and value-added services and solutions to business and government customers.

On occasion, we also discuss our performance by customer type, with B2B referring to our business and government customers, while B2C includes residential and personal consumer groups.

Market environment

Economic activity continued to recover gradually in our markets, as most countries continued to ease lockdowns implemented at the beginning of the pandemic, and remittances from the U.S. to Central America sustained double-digit growth. Temporary restrictions were implemented in some countries and regions, as governments took steps to prevent a spike in new cases stemming from gatherings around the year-end and Easter holidays. However, these new restrictions appear to have had a less severe impact on economic activity and on our business as compared to those implemented at the onset of the pandemic. Meanwhile, vaccinations have begun, but less than 1% of the population in our markets had been vaccinated as of the end of March. Currencies in our markets generally strengthened, with the Colombian peso and the Paraguayan guarani gaining 3.0%, and 4.4% respectively against the U.S. dollar during the quarter. Foreign exchange rates and movements are presented on page 15.

5

Earnings Release Q1 2021

Latam segment - Key Performance Indicators

Key Performance Indicators (‘000)	Q1 2021	Q4 2020	Q3 2020	Q2 2020	Q1 2020	Q1 2021 vs Q1 2020
Mobile customers	42,805	41,734	39,483	37,777	39,449	8.5%
Of which 4G customers	18,830	18,243	16,330	14,290	14,876	26.6%
Of which postpaid subscribers	5,060	4,920	4,773	4,636	5,078	(0.4)%
Mobile ARPU ($)	6.5	6.8	6.8	6.4	7.0	(6.6)%
Total homes passed	12,248	12,229	12,106	11,976	11,929	2.7%
Of which HFC homes passed	11,949	11,888	11,762	11,630	11,570	3.3%
Total customer relationships	4,701	4,545	4,453	4,296	4,391	7.1%
Of which HFC customer relationships	3,899	3,733	3,630	3,484	3,531	10.4%
HFC revenue generating units	7,971	7,602	7,343	7,056	7,143	11.6%
Of which Broadband Internet	3,535	3,356	3,238	3,086	3,089	14.5%
Home ARPU ($)	28.8	28.0	27.7	27.6	28.7	0.3%

Mobile

We ended Q1 2021 with 42.8 million customers, an increase of 1.1 million during the quarter, our strongest performance Q1 of the past decade in what is usually a seasonally-weaker quarter. Approximately one quarter of the net additions came from Colombia, where we continue to expand our network on the 700 MHz spectrum, and from Honduras, where the prepaid mobile market continued to strengthen, likely aided by robust remittances.

In postpaid, we added 140,000 customers to end the quarter with more than 5 million, just 75,000 below the pre-COVID peak reached at year-end 2019. We added 587,000 new 4G smartphone data users, and these now account for 44% of our mobile customer base, up from 38% in Q1 2020.

Tigo Money, our mobile financial services platform available in five of our nine Latam markets, saw customers increase 11.4% year-on year, ending the quarter with 4.8 million.

Mobile ARPU declined 6.6% year-on-year to $6.5, due mostly to the shift in mix from postpaid to prepaid over the past year caused by the pandemic.

Home

In Home, our residential cable business, we continued to experience very strong demand for all our services, and we added a record 166,000 HFC customer relationships in the quarter. At the end of Q1, our networks passed 12.2 million homes, an increase of 19,000 during the period, reflecting the expansion of our HFC network to 61,000 additional homes, offset by the shut down of our UHF network in Paraguay and the loss of approximately 8,000 homes in Honduras in the hurricanes of Q4 2020. As a result, penetration on our HFC network increased to 32.6%, an increase of 2.1 percentage points from 30.5% in Q1 2020.

Demand was strong across the board, with most countries registering higher customer relationship net additions in Q1 of 2021 as compared to both Q1 and Q4 of 2020. Bolivia added a record 50,000 customer relationships driven by a back-to-school campaign, while Colombia registered its strongest Q1 net additions ever. Guatemala added a record of 36,000 customer relationships, resulting in a growth of 20.6% year-on-year in Q1 2021. Home ARPU improved by $0.80 sequentially to $28.8, roughly flat year-on-year.

6

Earnings Release Q1 2021

Latam segment financial results

Latam Financial Highlights*	Q1 2021	Q1 2020	% change	Organic % change
($m, unless otherwise stated)
Revenue	1,530	1,504	1.7%	2.7%
Service revenue	1,413	1,395	1.3%	2.2%
Mobile	833	843	(1.2)%
Cable and other fixed services	563	539	4.6%
Other	17	13	22.9%
EBITDA	638	600	6.3%	5.9%
EBITDA margin	41.7%	39.9%	1.8 pt
Capex	167	174	(3.9)%
OCF	471	427	10.4%	9.7%

* Service revenue, EBITDA, EBITDA margin, Capex, OCF and organic growth are Non-IFRS measures. Capex is defined as capital expenditures excluding spectrum, license costs and finance lease capitalizations. See page 12 for a description of non-IFRS measures and for reconciliations to the nearest equivalent IFRS measures.

In Q1 2021, revenue in our Latam segment increased 1.7% year-on-year to $1.5 billion, while service revenue increased 1.3% to $1,413 million. Adjusting for currency, organic service revenue growth was 2.2% year-on-year, the first positive service revenue growth since Q1 2020, reflecting strong business performance in both Mobile and Home.

In local currency terms, service revenue growth was the strongest in El Salvador (8.9%), Guatemala (6.1%), and Colombia (3.1%), while growth remained slightly negative in countries most affected by the pandemic, including Bolivia (-2.2%) and Panama (-1.0%). Encouragingly, Honduras service revenue was about flat year-on-year, a significant improvement from -3.4% in Q4, -6.0% in Q3 and -12.4% in Q2, at the height of the lockdowns, with the improvement coming from Mobile, which returned to positive growth for the first time since mid 2019.

For a second consecutive quarter, El Salvador registered high single-digit service revenue growth, as recent network investments have fueled very robust growth in Mobile. Guatemala sustained growth of more than 6% in Q1, as continued acceleration in Home and B2B largely offset a slight deceleration in B2C mobile, which grew at a low single-digit rate. In Colombia, Home service revenue growth accelerated to more than 7.5% in the quarter, while Mobile and B2B continued to show healthy sequential improvement but remained down slightly on a year-on-year basis. In Panama, mid-single-digit growth in our consumer businesses largely offset performance in B2B, which remains well below pre-COVID levels due to the weak macroeconomic backdrop.

By business unit, Home service revenue grew 6.4% year-on-year (7.9% organically), a significant acceleration from flat performance in Q4 (3.8% organic), fueled by customer growth and improving ARPU trends, as well as stronger foreign exchange rates. In our consumer Mobile business, organic service revenue grew 0.6% year-on-year, with every country in Central America showing positive year-on-year growth. Finally, B2B service revenue declined 3.2% organically, compared to a decline of 6.3% in Q4 2020, as performance improved in most countries.

EBITDA for our Latam segment was $638 million in Q1 2021, an increase of 6.3% year-on-year (5.9% organically) compared to $600 million in Q1 2020. Growth was positive in most countries, with El Salvador and Guatemala leading the way with double-digit growth, while performance in Nicaragua was flattered by a $8 million one-off in Q1 2020 related to a municipal withholding tax stemming from the acquisition. The EBITDA margin expanded by 1.8 percentage points year-on-year to 41.7% in Q1 2021.

Capex in Latin America was $167 million in the quarter. In mobile, we added more than 150 points of presence to our 4G network, and we ended the quarter with more than 15,100 points of presence, an increase of 19% year-on-year. At the end of Q1 2021, our 4G networks covered approximately 77% of the population (approximately 120 million in our markets), up from approximately 73% at Q1 2020.

Operating cash flow (OCF), measured as EBITDA minus Capex, increased 10.4% year-on-year to $471 million in Q1 2021, an increase of 9.7% on an organic basis.

7

Earnings Release Q1 2021

Africa segment - Segment financial results and Key Performance Indicators

Please refer to Note 4 of our Unaudited Interim Condensed Consolidated Financial Statements for more details on our segments.

Africa Financial Highlights*	Q1 2021	Q1 2020	% change
($m, unless otherwise stated)
Revenue	89	89	(0.3)%
Service revenue	89	89	(0.3)%
EBITDA	31	30	3.4%
EBITDA margin %	34.5%	33.2%	1.2 pt
Capex	5	5	(6.1)%
Key Performance Indicators ('000)
Mobile customers	13,545	11,727	15.5%
Tigo Money customers	6,957	6,230	11.7%
Mobile ARPU ($)	2.2	2.3	(6.6)%

* Service revenue, EBITDA and Capex are non-IFRS measures. See page 12 for a description of non-IFRS measures and for reconciliations to the nearest equivalent IFRS measures. 2019 EBITDA has been re-presented as a result in the change in cost allocation.

Our Africa segment comprises our Tanzania operations. On April 19, 2021, we announced that we have signed an agreement for the sale of our operations in Tanzania to a consortium led by Axian, a pan-African group that was part of the consortium that acquired Millicom’s operations in Senegal in 2018. Completion is subject to regulatory approvals.

Service revenue for our Africa segment was stable year-on-year at $89 million in Q1 2021, while EBITDA increased 3.4% year-on-year to $31 million due to continued cost control efforts.

Corporate Responsibility highlights – Q1 2021

Responsible Leadership in Action: adapting our programs to the COVID-19 pandemic

Connecting Communities

We find great opportunities for the expansion of Maestr@s Conectad@s (Connected Teachers), as ongoing uncertainties around the evolution of the pandemic in our countries present scenarios in which schools will continue to at least present hybrid modules of online and in-person classes for several months. Teachers, therefore, remain challenged by these circumstances and will require the support, tools and training this program can offer. Significant progress has been made with partner organization AYHU, with over 37,000 more teachers who have completed the training as of the end of Q1. All Latam countries will have the program implemented by Q2 of 2021.

Empowering Women

After our successful 2020 pilot in El Salvador training Tigo Money Sales Agents and entrepreneurs where 40 women participated and were able to show increased sales and income after completing the program, we relaunched the program in March, this time with the goal to reach 6,100 women of our value chain who use Tigo Money as part of their business, through trainings on digital entrepreneurship skills. This project is launched in partnership with USAID, and we are looking for other companies to participate, incorporating women from their value chains in the training.

Responsible Supply Chain Management

We have confirmed the partner for the design of the new virtual Supplier Training Program and work is currently underway in the creation of the content, based on previous years trainings and new material. The goal for 2021 is to reach 75% of Millicom's suppliers with a spend of more than $1 million.

Health, safety and sustainability

The Millicom’s Executive Team and the Health & Safety function continued working with country operations to ensure the safety of our people as well as service continuity as we adapt to the evolving needs in line with the latest COVID-19 guidelines from the World Health Organization and the U.S. Center for Disease Control at all our critical sites and operations region-wide as the situation evolves. Over half of our employees continue to work remotely from the safety of their homes.

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Earnings Release Q1 2021

Compliance and anti-corruption program

During Q1 2021, we launched the 2021 Compliance KPIs applicable to all Local Operations, as part of our efforts to increase our Ethics & Compliance Program maturity level from year to year. The Legal, Ethics & Compliance Department kicked off the 2021 Communication Plan with messaging from senior and mid-level leadership and adding a new component of monthly gatherings for HQ called “Coffee with Compliance.” The aim is to remain relevant amongst company employees while working remotely and provide a forum for them to ask Compliance-related questions as well as obtain answers in real time.

The Department also conducted a communication and training campaign to make employees aware of and knowledgeable about the new Corrective Action Framework, launched at the end of 2020.

Video conference details

A video conference to discuss these results will take place on April 29th at 14:00 (Luxembourg/Stockholm) / 13:00 (London) / 08:00 (Miami). Registration for the live event is required and is available at the following link. Upon registering, participants will receive a confirmation email with personalized credentials required to join the event. Alternatively, participants can join in a listen-only mode, by dialing any of the following numbers and using webinar ID number 829-3020-3271. Please dial a number base on your location:

US	+1 929 205 6099	Sweden:	+46 850 539 728
UK:	+44 330 088 5830	Luxembourg:	+352 342 080 9265

Additional international numbers are available at the following link.

A replay of the event will be available on the Millicom website.

Financial calendar

2021

Date	Event
May 4	2021 AGM
July 29	Q2 2021 results and conference call
October 28	Q3 2021 results and conference call

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Earnings Release Q1 2021

For further information, please contact

Press:	Investors:
Vivian Kobeh, Corporate Communications Director	Michel Morin, VP Investor Relations
+1 (786) 628-5300	+1 (786) 628-5270
press@millicom.com	investors@millicom.com

Sarah Inmon, Director Investor Relations
+1 (786) 628-5303
investors@millicom.com

About Millicom

Millicom (NASDAQ U.S.: TIGO, Nasdaq Stockholm: TIGO_SDB) is a leading provider of fixed and mobile services dedicated to emerging markets in Latin America and Africa. Millicom sets the pace when it comes to providing high-speed broadband and innovation around The Digital Lifestyle services through its principal brand, TIGO. As of December 31, 2020, Millicom operating subsidiaries and joint ventures employed more than 21,000 people and provided mobile services to approximately 55 million customers, with a cable footprint of more than 12 million homes passed. Founded in 1992, Millicom International Cellular S.A. is headquartered in Luxembourg.

10

Earnings Release Q1 2021

Forward-Looking Statements

Statements included herein that are not historical facts, including without limitation statements concerning future strategy, plans, objectives, expectations and intentions, projected financial results, liquidity, growth and prospects, are forward-looking statements. Such forward-looking statements involve a number of risks and uncertainties and are subject to change at any time. In the event such risks or uncertainties materialize, Millicom’s results could be materially adversely affected. In particular, there is uncertainty about the spread of the COVID-19 virus and the impact it may have on Millicom's operations, the demand for Millicom's products and services, global supply chains and economic activity in general. The risks and uncertainties include, but are not limited to, the following:

•	global economic conditions and foreign exchange rate fluctuations as well as local economic conditions in the markets we serve;

•	potential disruption due to diseases, pandemics, political events, piracy or acts by terrorists, including the impact of the recent outbreak of the COVID-19 virus and the ongoing efforts throughout the world to contain it;

•	telecommunications usage levels, including traffic and customer growth;

•	competitive forces, including pricing pressures, the ability to connect to other operators’ networks and our ability to retain market share in the face of competition from existing and new market entrants as well as industry consolidation;

•	legal or regulatory developments and changes, or changes in governmental policy, including with respect to the availability of spectrum and licenses, the level of tariffs, tax matters, the terms of interconnection, customer access and international settlement arrangements;

•	adverse legal or regulatory disputes or proceedings;

•	the success of our business, operating and financing initiatives and strategies, including partnerships and capital expenditure plans;

•	the level and timing of the growth and profitability of new initiatives, start-up costs associated with entering new markets, the successful deployment of new systems and applications to support new initiatives;

•	relationships with key suppliers and costs of handsets and other equipment;

•	our ability to successfully pursue acquisitions, investments or merger opportunities, integrate any acquired businesses in a timely and cost-effective manner and achieve the expected benefits of such transactions;

•	the availability, terms and use of capital, the impact of regulatory and competitive developments on capital outlays, the ability to achieve cost savings and realize productivity improvements;

•	technological development and evolving industry standards, including challenges in meeting customer demand for new technology and the cost of upgrading existing infrastructure;

•	the capacity to upstream cash generated in operations through dividends, royalties, management fees and repayment of shareholder loans; and

•	other factors or trends affecting our financial condition or results of operations.

A further list and description of risks, uncertainties and other matters can be found in Millicom’s Registration Statement on Form 20-F, including those risks outlined in “Item 3. Key Information—D. Risk Factors,” and in Millicom’s subsequent U.S. Securities and Exchange Commission filings, all of which are available at www.sec.gov. To the extent COVID-19 adversely affects Millicom's business and financial results, it may also have the effect of heightening many of the risks described in its filings.

All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Except to the extent otherwise required by applicable law, we do not undertake any obligation to update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

11

Earnings Release Q1 2021

Non IFRS Measures

This press release contains financial measures not prepared in accordance with IFRS. These measures are referred to as “non-IFRS” measures and include: non-IFRS service revenue, non-IFRS EBITDA, and non-IFRS Capex, among others defined below. Annual growth rates for these non-IFRS measures are often expressed in organic constant currency terms to exclude the effect of changes in foreign exchange rates, the adoption of new accounting standards, and are proforma for material changes in perimeter due to acquisitions and divestitures. The non-IFRS financial measures are presented in this press release as Millicom’s management believes they provide investors with an additional information for the analysis of Millicom’s results of operations, particularly in evaluating performance from one period to another. Millicom’s management uses non-IFRS financial measures to make operating decisions, as they facilitate additional internal comparisons of Millicom’s performance to historical results and to competitors' results, and provides them to investors as a supplement to Millicom’s reported results to provide additional insight into Millicom’s operating performance. Millicom’s Remuneration Committee uses certain non-IFRS measures when assessing the performance and compensation of employees, including Millicom’s executive directors.

The non-IFRS financial measures used by Millicom may be calculated differently from, and therefore may not be comparable to, similarly titled measures used by other companies - refer to the section “Non-IFRS Financial Measure Descriptions” for additional information. In addition, these non-IFRS measures should not be considered in isolation as a substitute for, or as superior to, financial measures calculated in accordance with IFRS, and Millicom’s financial results calculated in accordance with IFRS and reconciliations to those financial statements should be carefully evaluated.

Financial Measure Descriptions

Service revenue is revenue related to the provision of ongoing services such as monthly subscription fees, airtime and data usage fees, interconnection fees, roaming fees, mobile finance service commissions and fees from other telecommunications services such as data services, short message services and other value-added services excluding telephone and equipment sales.

EBITDA is operating profit excluding impairment losses, depreciation and amortization, and gains/losses on fixed asset disposals.

EBITDA after Leases (EBITDAaL) represents EBITDA excluding lease repayments.

EBITDA Margin represents EBITDA in relation to Revenue.

Proportionate EBITDA is the sum of the EBITDA in every country where Millicom operates, including its Guatemala and Honduras joint ventures, pro rata for Millicom’s ownership stake in each country, less corporate costs that are not allocated to any country and inter-company eliminations.

Organic growth represents year-on-year growth excluding the impact of changes in FX rates, perimeter, and accounting. Changes in perimeter are the result of acquisitions and divestitures. Results from divested assets are immediately removed from both periods, whereas the results from acquired assets are included in both periods at the beginning (January 1) of the first full calendar year of ownership.

Net debt is Debt and financial liabilities less cash and pledged deposits.

Net financial obligations is Net debt plus lease liabilities.

Proportionate financial obligations is the sum of the net financial obligations in every country where Millicom operates, including its Guatemala and Honduras joint ventures, pro rata for Millicom’s ownership stake in each country.

Leverage is the ratio of net financial obligations over LTM (last twelve month) EBITDA, proforma for acquisitions made during the last twelve months.

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Earnings Release Q1 2021

Leverage after leases is the ratio of net debt over LTM (Last twelve month) EBITDA after leases, proforma for acquisitions made during the last twelve months.

Proportionate leverage is the ratio of proportionate net financial obligations over LTM proportionate EBITDA, proforma for acquisitions made during the last twelve months.

Proportionate leverage after leases is the ratio of proportionate net debt over LTM (Last twelve month) EBITDA after leases, proforma for acquisitions made during the last twelve months.

Capex is balance sheet capital expenditure excluding spectrum and license costs and lease capitalizations.

Cash Capex represents the cash spent in relation to capital expenditure, excluding spectrum and licenses costs.

Operating Cash Flow (OCF) is EBITDA less Capex.

Operating Free Cash Flow (OFCF) is OCF less changes in working capital and other non-cash items and taxes paid.

Equity Free Cash Flow (EFCF) is OFCF less finance charges paid (net), less advances for dividends to non-controlling interests, plus dividends received from joint ventures.

Equity Free Cash Flow after Leases (EFCFaL) is EFCF, less lease principal repayments.

Operating Profit After Tax displays the profit generated from the operations of the company after statutory taxes.

Return on Invested Capital (ROIC) is used to assess the Group’s efficiency at allocating the capital under its control to and is defined as Operating Profit After Tax, including Guatemala and Honduras as if fully consolidated, divided by the average invested Capital during the period.

Average Invested Capital is the capital invested in the company operation throughout the year and is calculated with the average of opening and closing balances of the total assets minus current liabilities (excluding debt, joint ventures, accrued interests, deferred and current tax, cash as well as investments and non-controlling interests), less assets and liabilities held for sale.

Underlying measures, such as Underlying service revenue, Underlying EBITDA, Underlying equity free cash flow, Underlying net debt, Underlying leverage, etc., include Guatemala and Honduras, as if fully consolidated.

Average Revenue per User per Month (ARPU) for our Mobile customers is (x) the total mobile and mobile financial services revenue (excluding revenue earned from tower rentals, call center, data and mobile virtual network operator, visitor roaming, national third parties roaming and mobile telephone equipment sales revenue) for the period, divided by (y) the average number of mobile subscribers for the period, divided by (z) the number of months in the period. We define ARPU for our Home customers in our Latin America segment as (x) the total Home revenue (excluding equipment sales, TV advertising and equipment rental) for the period, divided by (y) the average number of customer relationships for the period, divided by (z) the number of months in the period. ARPU is not subject to a standard industry definition and our definition of ARPU may be different to other industry participants.

Please refer to our 2020 Annual Report for a list and description of non-IFRS measures.

13

Earnings Release Q1 2021

Non-IFRS Reconciliations

Reconciliation from Reported Growth to Organic Growth for the Latam segment4

Latam Segment ($ millions)	Revenue	Service Revenue	EBITDA	OCF
	Q1 2021	Q1 2021	Q1 2021	Q1 2021
A- Current period	1,530	1,413	638	471
B- Prior year period	1,504	1,395	600	427
C- Reported growth (A/B)	1.7%	1.3%	6.3%	10.4%
D- FX impact	(0.9)%	(0.9)%	(0.8)%	(1.2)%
E- Other*	(0.1)%	(0.1)%	1.2%	1.8%
F- Organic Growth (C-D-E)	2.7%	2.2%	5.9%	9.7%

*Organic growth for EBITDA and OCF are calculated excluding the allocation of corporate costs to reflect operational growth and to align with how we manage the Latam segment. The differences that this causes are captured in "Other".

ARPU reconciliations

Latam Segment - Mobile ARPU Reconciliation	Q1 2021	Q1 2020
Mobile service revenue ($m)	833	843
Mobile Service revenue ($m) from non Tigo customers ($m) *	(6)	(12)
Mobile Service revenue ($m) from Tigo customers (A)	827	831
Mobile customers - end of period (000)	42,805	39,449
Mobile customers - average (000) (B) **	42,270	39,647
Mobile ARPU (USD/Month) (A/B/number of months)	6.5	7.0

* Refers to production services, MVNO, DVNO, equipment rental revenue, call center revenue, national roaming, equipment sales, visitor roaming, tower rental, DVNE, and other non-customer driven revenue.

** Average QoQ for the quarterly view is the average of the last quarter.

Latam Segment - Home ARPU Reconciliation	Q1 2021	Q1 2020
Home service revenue ($m)	409	384
Home service revenue ($m) from non Tigo customers ($m) *	(10)	(8)
Home service revenue ($m) from Tigo customers (A)	399	376
Customer Relationships - end of period (000) **	4,701	4,391
Customer Relationships - average (000) (B) ***	4,623	4,366
Home ARPU (USD/Month) (A/B/number of months)	28.8	28.7

* TV advertising, production services, equipment rental revenue, call center revenue, equipment sales and other non customer driven revenue.

** Represented by homes connected all technologies (HFC + Other Technologies + DTH & Wimax RGUs).

*** Average QoQ for the quarterly view is the average of the last quarter.

4 See Note 4 of our Unaudited Interim Condensed Consolidated Financial Statements for details on our segments.

14

Earnings Release Q1 2021

One-off Summary - Items above EBITDA only

Q1 2020 ($ millions)	Revenue	EBITDA	Comment

Nicaragua	—	(8)	Municipal withholding tax on acquisition
Latam Total	—	(8)

Foreign Exchange rates used to support FX impact calculations in the above Organic Growth reconciliations

		Average FX rate (vs. USD)					End of period FX rate (vs. USD)
		Q1 21	Q4 20	QoQ	Q1 20	YoY	Q1 21	Q4 20	QoQ	Q1 20	YoY
Bolivia	BOB	6.91	6.91	0.0%	6.91	0.0%	6.91	6.91	0.0%	6.91	0.0%
Colombia	COP	3,588	3,695	3.0%	3,573	(0.4)%	3,737	3,433	(8.1)%	4,065	8.8%
Costa Rica	CRC	616	611	(0.8)%	577	(6.3)%	616	617	0.2%	587	(4.6)%
Guatemala	GTQ	7.75	7.80	0.6%	7.68	(0.9)%	7.71	7.79	1.0%	7.68	(0.4)%
Honduras	HNL	24.16	24.36	0.8%	24.77	2.5%	24.10	24.20	0.4%	24.84	3.1%
Nicaragua	NIO	34.91	34.72	(0.6)%	33.96	(2.7)%	34.99	34.82	(0.5)%	34.09	(2.6)%
Paraguay	PYG	6,696	6,989	4.4%	6,514	(2.7)%	6,311	6,900	9.3%	6,563	4.0%
Tanzania	TZS	2,315	2,319	0.2%	2,300	(0.6)%	2,319	2,319	0.0%	2,301	(0.8)%

Debt reconciliation

Debt information	Gross Debt			Cash	Net	Leases	Financial Obligations
($ millions)	USD	LCY	Total		Debt		Gross	Net*
Bolivia	—	328	328	67	260	45	373	306
Colombia	50	694	744	94	650	301	1,044	950
Costa Rica	13	106	119	5	114	4	123	118
El Salvador**	—	118	118	20	97	107	224	204
Panama**	—	870	870	64	805	125	994	930
Paraguay	557	160	717	65	652	78	795	730
Nicaragua	—	—	—	26	(26)	122	122	96
Latin America	620	2,274	2,895	342	2,553	782	3,677	3,335

* Net Debt and Net financial obligations are non-IFRS measures. See page 12 for a description of non-IFRS measures and for reconciliations to the nearest equivalent IFRS measures Cash includes term deposits of $0 million as of March 31, 2021.

** El Salvador's official unit of currency is the U.S. dollar, while Panama uses the U.S. dollar as legal tender. Our local debt in both countries is therefore denominated in U.S. dollars but presented as local currency (LCY).

15

Earnings Release Q1 2021

Reconciliation Net financial obligations to EBITDA to Proportionate net financial obligations to EBITDA as of March 31, 2021

Debt Information - March 31, 2021	Financial obligations			EBITDA	Leverage
$ millions	Gross	Cash	Net
Millicom Group (IFRS)	6,412	603	5,810	1,508	—
Plus: Guatemala	639	161	478	798	—
Plus: Honduras	394	60	335	250	—
Less: Corporate Costs	—	—	—	30	—
Underlying Millicom Group (Non-IFRS)	7,445	823	6,622	2,525	2.62x
Less: 50% Minority Stake in Colombia	522	47	475	230	—
Less: 45% Minority Stake in Guatemala	288	73	215	359	—
Less: 33% Minority Stake in Honduras	131	20	112	83	—
Less: 20% Minority Stake in Panama	199	13	186	51	—
Less: 1.5% Minority Stake in Tanzania	6	—	6	2	—
Proportionate Millicom Group (Non-IFRS)	6,299	670	5,629	1,800	3.13x

Capex Reconciliation

Capex Reconciliation	Q1 2021	Q1 2020
Consolidated:
Additions to property, plant and equipment	95	108
Additions to licenses and other intangibles	25	44
Of which spectrum and license costs	—	21
Total consolidated additions	120	153
Of which capital expenditures related to corporate offices	2	2

Latin America Segment	Q1 2021	Q1 2020
Additions to property, plant and equipment	140	145
Additions to licenses and other intangibles	41	133
Of which spectrum and license costs	14	104
Latin America Segment total additions (Underlying)	181	278
Capex excluding spectrum and license costs	167	174

Africa Segment	Q1 2021	Q1 2020
Additions to property, plant and equipment	5	5
Additions to licenses and other intangibles	—	—
Of which spectrum and license costs	—	—
Africa Segment total additions	5	5
Capex excluding spectrum and license costs	5	5

Underlying Capex	Q1 2021	Q1 2020
Latam capex excluding spectrum and license cost	167	174
Africa capex excluding spectrum and license cost	5	5
Capital expenditures related to corporate offices	2	2
Underlying capex excluding spectrum and license costs	174	181

16

Earnings Release Q1 2021

Equity Free Cash Flow Reconciliation

Cash Flow Data	Q1 2021	Q1 2020
Net cash provided by operating activities	87	106
Purchase of property, plant and equipment	(171)	(179)
Proceeds from sale of property, plant and equipment	1	—
Purchase of intangible assets	(83)	(91)
Proceeds from sale of intangible assets	—	—
Purchase of spectrum and licenses	20	39
Finance charges paid, net	128	141
Operating free cash flow	(18)	15
Interest (paid), net	(128)	(141)
Free cash flow	(146)	(126)
Dividends received from joint ventures (Guatemala and Honduras)	—	24
Dividends paid to non-controlling interests	(3)	—
Equity free cash flow	(149)	(102)
Lease Principal Repayments	(29)	(31)
Equity free cash flow after leases	(178)	(133)

OCF (EBITDA- Capex) Reconciliation

Latam OCF Underlying	Q1 2021	Q1 2020
Latam EBITDA	638	600
(-) Capex (Ex. Spectrum)	167	174
Latam OCF	471	427

Africa OCF	Q1 2021	Q1 2020
Africa EBITDA	31	30
(-) Capex (Ex. Spectrum)	5	5
Africa OCF	26	24

Corporate OCF	Q1 2021	Q1 2020
Corporate EBITDA	(1)	(1)
(-) Capex (Ex. Spectrum)	2	2
Corporate OCF	(3)	(2)

Underlying OCF	Q1 2021	Q1 2020
Underlying EBITDA	668	630
(-) Capex (Ex. Spectrum)	174	181
Underlying OCF	494	449

17

Earnings Release Q1 2021

Interest Expense Detail

Interest ($ millions)	Q1 2021	Q1 2020
Interest expense	(80)	(94)
Finance Leases	(40)	(39)
Loan Redemption expense	(5)	—
Other	(23)	(14)
Total financial expenses	(148)	(147)
Interest income	3	6
Net financial expenses	(145)	(141)

Underlying Interest ($ millions)	Q1 2021	Q1 2020
Interest expense	(93)	(117)
Finance Leases	(46)	(46)
Loan Redemption expense	(5)	—
Other	(24)	(13)
Total financial expenses	(168)	(175)
Interest income	3	9
Net financial expenses	(166)	(167)

Amortization Expense Detail

Amortization Expense* ($ millions)	Q1 2021	Q1 2020
Licenses and Spectrum	(19)	(13)
Related to acquisitions	(63)	(35)
Other items	(25)	(25)
Total Amortization	(107)	(73)

*Amortization expense related to Guatemala and Honduras was $34 million in Q1 2021 and $33 million in Q1 2020.

18

Earnings Release Q1 2021

Guatemala and Honduras Financial Information (unaudited)

Until 2015, Millicom group results included Guatemala and Honduras on a 100% consolidation basis. Since 2016, these businesses are treated as joint ventures and are consolidated using the equity method. To aid investors to better track the evolution of the company’s performance over time, we provide the following indicative unaudited financial statement data for the Millicom group as if our Guatemala and Honduras joint ventures had been fully consolidated.

Income statement data Q1 2021	Millicom (IFRS)	Guatemala and Honduras JVs	Eliminations	Underlying (non-IFRS)
($millions)
Revenue	1,088	530	—	1,618
Cost of sales	(303)	(114)	—	(418)
Gross profit	785	416	—	1,201
Operating expenses	(391)	(142)	—	(533)
EBITDA	394	273	—	668
EBITDA margin	36.2%	51.5%	—	41.3%
Depreciation & amortization	(324)	(113)	—	(437)
Share of net profit in joint ventures	61	—	(61)	—
Other operating income (expenses), net	(17)	(1)	—	(17)
Operating profit	115	159	(61)	213
Net financial expenses	(145)	(21)	—	(166)
Other non-operating income (expenses), net	58	4	—	62
Gains (losses) from associates	(1)	—	—	(1)
Profit (loss) before tax	27	143	(61)	108
Net tax credit (charge)	(3)	(30)	—	(33)
Profit (loss) for the period	24	112	(61)	75
Non-controlling interests	19	(51)	—	(32)
Profit (loss) from discontinued operations	—	—	—	—
Net profit (loss) for the period	42	61	(61)	42

19

Earnings Release Q1 2021

Balance Sheet data ($ millions)	Millicom IFRS	Guatemala and Honduras JVs	Underlying (non-IFRS)
Assets
Intangible assets, net	3,280	2,824	6,104
Property, plant and equipment, net	2,610	865	3,474
Right of Use Assets	868	265	1,132
Investments in joint ventures and associates	2,734	(2,709)	24
Other non-current assets	329	8	337
Total non-current assets	9,820	1,253	11,072
Inventories, net	46	39	84
Trade receivables, net	338	81	419
Other current assets	794	266	1,061
Restricted cash	187	22	209
Cash and cash equivalents	602	220	822
Total current assets	1,967	628	2,596
Assets held for sale	1	—	1
Total assets	11,788	1,881	13,669

Equity and liabilities
Equity attributable to owners of the Company	2,057	(50)	2,007
Non-controlling interests	188	529	717
Total equity	2,246	479	2,725
Debt and financing	6,174	992	7,166
Other non-current liabilities	962	125	1,087
Total non-current liabilities	7,136	1,118	8,254
Debt and financing	238	41	279
Other current liabilities	2,168	243	2,411
Total current liabilities	2,406	284	2,690
Liabilities directly associated with assets held for sale	—	—	—
Total liabilities	9,542	1,402	10,944
Total equity and liabilities	11,788	1,881	13,669

20

Earnings Release Q1 2021

Cash Flow Data	Millicom IFRS	Guatemala and Honduras JVs	Underlying (non-IFRS)
($millions)
Profit (loss) before taxes from continuing operations	27	81	108
Profit (loss) for the period from discontinued operations	—	—	—
Profit (loss) before taxes	27	81	108
Net cash provided by operating activities (incl. discontinued ops)	87	229	316
Net cash used in investing activities (incl. discontinued ops)	(238)	(96)	(334)
Net cash from (used by) financing activities (incl. discontinued ops)	(119)	(161)	(280)
Exchange impact on cash and cash equivalents, net	(2)	1	(1)
Net (decrease) increase in cash and cash equivalents	(273)	(27)	(299)
Cash and cash equivalents at the beginning of the period	875	247	1,122
Effect of cash in disposal group held for sale	—	—	—
Cash and cash equivalents at the end of the period	602	220	822

Regulatory Statement

This information was prior to this release inside information and is information that Millicom is obliged to make public pursuant to the EU Market Abuse Regulation. This information was submitted for publication, through the agency of the contact person set out above, at 12:00 CET on April 29, 2021.

21

 Item 2

Unaudited Interim

Condensed Consolidated

Financial Statements

For the three-month period ended March 31, 2021

April 29, 2021

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2021

Unaudited interim condensed consolidated statement of income for the three-month period ended March 31, 2021

in millions of U.S. dollars except per share data	Notes	Three-months ended March 31, 2021	Three-months ended March 31, 2020
Continuing Operations
Revenue	4	1,088	1,088
Cost of sales		(303)	(305)
Gross profit		785	783
Operating expenses		(391)	(401)
Depreciation		(217)	(223)
Amortization		(107)	(73)
Share of profit in the joint ventures in Guatemala and Honduras	7	61	45
Other operating income (expenses), net	15	(17)	3
Operating profit	4	115	134
Interest and other financial expenses	10	(148)	(147)
Interest and other financial income		3	6
Other non-operating (expenses) income, net	5	58	(159)
Profit (loss) from other joint ventures and associates, net		(1)	—
Profit (loss) before taxes from continuing operations		27	(167)
Tax (charge) credit, net		(3)	16
Profit (loss) from continuing operations		24	(151)
Net profit (loss) for the period		24	(151)

Attributable to:
Owners of the Company		42	(122)
Non-controlling interests		(19)	(28)

Earnings/ (Loss) per common share for net profit/ (loss) attributable to the owners of the Company:
Basic and Diluted ($ per share) (i)	6	0.41	(1.21)

(i)	There are no dilutive potential ordinary shares

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2021

Unaudited interim condensed consolidated statement of comprehensive income for the three-month period March 31, 2021

in millions of U.S. dollars	Three-months ended March 31, 2021	Three-months ended March 31, 2020
Net profit (loss) for the period	24	(151)
Other comprehensive income (to be reclassified to statement of income in subsequent periods), net of tax:
Exchange differences on translating foreign operations	(48)	(99)
Change in value of cash flow hedges, net of tax effects	4	(18)
Total comprehensive income (loss) for the period	(20)	(268)

Attributable to
Owners of the Company	5	(217)
Non-controlling interests	(25)	(50)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2021

Unaudited interim condensed consolidated statement of financial position as at March 31, 2021

in millions of U.S. dollars	Notes	March 31, 2021	December 31, 2020
ASSETS
NON-CURRENT ASSETS
Intangible assets, net	9	3,280	3,403
Property, plant and equipment, net	8	2,610	2,755
Right of use assets		868	895
Investments in joint ventures	7	2,709	2,642
Investments in associates		24	24
Contract costs, net		5	5
Deferred tax assets		193	197
Derivative financial instruments	13	13	27
Amounts due from non-controlling interests, associates and joint ventures	12	45	90
Other non-current assets		74	77
TOTAL NON-CURRENT ASSETS		9,820	10,114

CURRENT ASSETS
Inventories		46	37
Trade receivables, net		338	351
Contract assets, net		33	31
Amounts due from non-controlling interests, associates and joint ventures	12	92	206
Prepayments and accrued income		209	149
Current income tax assets		74	96
Supplier advances for capital expenditure		20	21
Equity investments	14	178	160
Other current assets		189	181
Restricted cash		187	199
Cash and cash equivalents		602	875
TOTAL CURRENT ASSETS		1,967	2,307
Assets held for sale		1	1
TOTAL ASSETS		11,788	12,422

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2021

Unaudited interim condensed consolidated statement of financial position as at March 31, 2021 (continued)

in millions of U.S. dollars	Notes	March 31, 2021	December 31, 2020
EQUITY AND LIABILITIES
EQUITY
Share capital and premium		629	630
Treasury shares		(12)	(30)
Other reserves		(626)	(562)
Retained profits		2,024	2,365
Profit (loss) for the period/year attributable to equity holders		42	(344)
Equity attributable to owners of the Company		2,057	2,059
Non-controlling interests		188	215
TOTAL EQUITY		2,246	2,274

LIABILITIES
NON-CURRENT LIABILITIES
Debt and financing	10	5,303	5,578
Lease liabilities	10	871	897
Derivative financial instruments	13	6	14
Amounts due to non-controlling interests, associates and joint ventures	12	28	29
Payables and accruals for capital expenditure		447	485
Provisions and other non-current liabilities		310	328
Deferred tax liabilities		172	209
TOTAL NON-CURRENT LIABILITIES		7,136	7,540

CURRENT LIABILITIES
Debt and financing	10	109	113
Lease liabilities	10	129	123
Put option liability	13	262	262
Derivative financial instruments		1	1
Payables and accruals for capital expenditure		213	345
Other trade payables		242	334
Amounts due to non-controlling interests, associates and joint ventures	12	313	311
Accrued interest and other expenses		454	445
Current income tax liabilities		82	71
Contract liabilities		92	90
Provisions and other current liabilities		507	511
TOTAL CURRENT LIABILITIES		2,406	2,608
TOTAL LIABILITIES		9,542	10,148
TOTAL EQUITY AND LIABILITIES		11,788	12,422

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2021

Unaudited interim condensed consolidated statement of cash flows for the three-month period ended March 31, 2021

in millions of U.S. dollars	Notes	March 31, 2021	March 31, 2020
Cash flows from operating activities
Profit (loss) before taxes from continuing operations		27	(167)
Profit (loss) before taxes		27	(167)
Adjustments to reconcile to net cash:
Interest expense on leases		40	39
Interest expense on debt and other financing		108	108
Interest and other financial income		(3)	(6)
Adjustments for non-cash items:
Depreciation and amortization	4	324	296
Share of net profit in Guatemala and Honduras joint ventures		(61)	(45)
(Gain) on disposal and impairment of assets, net		17	(3)
Share based compensation		(3)	6
Loss from other joint ventures and associates, net		1	—
Other non-cash non-operating (income) expenses, net	5	(58)	159
Changes in working capital:
Decrease (increase) in trade receivables, prepayments and other current assets, net		(86)	(98)
Decrease (increase) in inventories		(10)	(22)
Increase (decrease) in trade and other payables, net		(73)	(11)
Total changes in working capital		(168)	(130)
Interest paid on leases		(36)	(37)
Interest paid on debt and other financing		(92)	(110)
Interest received		—	7
Taxes paid		(9)	(11)
Net cash provided by operating activities		87	106
Cash flows from (used in) investing activities:
Acquisition of subsidiaries, joint ventures and associates, net of cash acquired		(1)	—
Proceeds from disposal of subsidiaries and associates, net of cash disposed		8	17
Purchase of intangible assets and licenses	9	(83)	(91)
Purchase of property, plant and equipment	8	(171)	(179)
Proceeds from sale of property, plant and equipment	8	1	—
Dividends and dividend advances received from joint ventures	7	—	24
Cash (used in) provided by other investing activities, net		8	6
Net cash used in investing activities		(238)	(222)

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2021

Unaudited interim condensed consolidated statement of cash flows for the three-month period ended March 31, 2021 (continued)

Cash flows from financing activities:
Proceeds from debt and other financing	10	160	706
Repayment of debt and other financing	10	(394)	(137)
Loan repayment from (advance to) joint venture	12	148	—
Lease capital repayment		(29)	(31)
Advances and dividends paid to non-controlling interests		(3)	—
Share repurchase program		—	(10)
Net cash provided by (used in) financing activities		(119)	528
Exchange impact on cash and cash equivalents, net		(2)	(30)
Net (decrease) increase in cash and cash equivalents		(273)	381
Cash and cash equivalents at the beginning of the year		875	1,164
Cash and cash equivalents at the end of the period		602	1,545

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2021

Unaudited interim condensed consolidated statements of changes in equity for the three-month periods ended March 31, 2021 and March 31, 2020

in millions of U.S. dollars	Number of shares (000’s)	Number of shares held by the Group (000’s)	Share capital	Share premium	Treasury shares	Retained profits (i)	Other reserves	Total	Non- controlling interests	Total equity
Balance on December 31, 2019	101,739	(581)	153	480	(51)	2,372	(544)	2,409	271	2,680
Total comprehensive income for the period	—	—	—	—	—	(122)	(95)	(217)	(50)	(268)
Dividends to non controlling interests	—	—	—	—	—	—	—	—	(4)	(4)
Purchase of treasury shares (ii)	—	(405)	—	—	(16)	2	—	(13)	—	(13)
Share based compensation	—	—	—	—	—	—	6	6	—	7
Issuance of shares under share-based payment schemes	—	324	—	(2)	29	(8)	(19)	—	—	—
Balance on March 31, 2020	101,739	(662)	153	479	(38)	2,244	(652)	2,185	216	2,401

Balance on December 31, 2020	101,739	(526)	153	478	(30)	2,020	(562)	2,059	215	2,274
Total comprehensive income for the period	—	—	—	—	—	42	(37)	5	(25)	(20)
Dividends to non controlling interests	—	—	—	—	—	—	—	—	(2)	(2)
Purchase of treasury shares (ii)	—	(98)	—	—	(6)	2	—	(4)	—	(4)
Share based compensation	—	—	—	—	—	—	(3)	(3)	—	(3)
Issuance of shares under share-based payment schemes	—	418	—	(2)	24	2	(24)	—	—	—
Balance on March 31, 2021	101,739	(206)	153	476	(12)	2,066	(626)	2,057	188	2,246

(i)	Retained profits – includes profit for the year attributable to equity holders, of which at March 31, 2021, $298 million (2020: $310 million) are not distributable to equity holders.

(ii)	During the three-month period ended March 31, 2020, Millicom repurchased 342,251 shares for a total amount of $10 million and withheld approximately 62,000 shares for settlement of tax obligations, on behalf of employees under share-based compensation plans. For the three-month period ended March 31, 2021 the amount presented corresponds only to withheld shares.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2021

Notes to the unaudited interim condensed consolidated statements

1. GENERAL

Millicom International Cellular S.A. (the “Company” or “MIC SA”), a Luxembourg Société Anonyme, and its subsidiaries, joint ventures and associates (the “Group” or “Millicom”) is a provider of cable and mobile services dedicated to emerging markets in Latin America and Africa. Millicom provides high speed broadband and innovation around The Digital Lifestyle® services through its principal brand, TIGO.

On April 28, 2021, the Board of Directors authorized these unaudited interim condensed consolidated financial statements for issuance.

2. SUMMARY OF ACCOUNTING POLICIES

I.	Basis of presentation

These interim condensed consolidated financial statements of the Group are unaudited. They are presented in US dollars ($) and have been prepared in accordance with International Accounting Standard (“IAS”) 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standards Board ("IASB") and as adopted by the European Union ("EU"). In the opinion of management, these unaudited interim condensed consolidated financial statements reflect all adjustments that are necessary for a proper presentation of the results for interim periods. Millicom’s operations are not affected by significant seasonal or cyclical patterns.

These unaudited interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the period ended December 31, 2020, which have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the IASB and in conformity with IFRS as adopted by the EU. These financial statements are prepared in accordance with consolidation and accounting policies consistent with the December 31, 2020 consolidated financial statements, except for the changes described below.

We have made rounding adjustments to reach some of the figures included in these unaudited interim condensed consolidated financial statements. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them and percentage calculations using these adjusted figures may not result in the same percentage values as are shown in these unaudited interim condensed consolidated financial statements.

II.	COVID-19 - Qualitative and quantitative assessment on business activities, financial situation and economic performance

Impact on Millicom's markets and business

Economic activity continued to recover gradually in our markets, as most countries continued to ease lockdowns implemented at the beginning of the pandemic, and remittances from the U.S. to Central America sustained double-digit growth. Temporary restrictions were implemented in some countries and regions, as governments took steps to prevent a spike in new cases stemming from gatherings around the year-end and Easter holidays. However, these new restrictions appear to have had a less severe impact on economic activity and on our business as compared to those implemented at the onset of the pandemic. Meanwhile, vaccinations have begun, but less than 1% of the population in our markets had been vaccinated as of the end of March 2021.

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2021

2. SUMMARY OF ACCOUNTING POLICIES (Continued)

II.	COVID-19 - Qualitative and quantitative assessment on business activities, financial situation and economic performance (continued)

Impact of the crisis on accounting matters

As a consequence of this crisis, Millicom identified potential significant accounting implications in the following areas on previous quarters:

• Impairment of non-financial assets/goodwill/investments in joint ventures

•	Impairment of trade receivables

•	Revenue recognition

As of March 31, 2021, the above accounting areas have not been significantly affected.

III.	New and amended IFRS standards

The following changes to standards have been adopted by the Group and did not have any significant impact on the Group’s accounting policies or disclosures and did not require retrospective adjustments:

•	Amendment to IFRS 16, 'Leases' - COVID 19 Rent Concessions - effective for annual periods starting on June 1, 2020. While the Group has implemented this amendment already in 2020, the IASB (in March 2021) extended its initial application beyond June 30, 2021, by one additional year.

•	Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 - Interest Rate Benchmark Reform - Phase 2 - effective for annual periods starting on January 1, 2021. The amendments provide temporary reliefs which address the financial reporting effects when an interbank offered rate (IBOR) is replaced with an alternative nearly risk-free interest rate.

Main reliefs provided by the Phase 2 amendments relate to:

•	Changes to contractual cash flows: That is, when changing the basis for determining contractual cash flows for financial assets and liabilities required by the reform this will not result in an immediate gain or loss in the income statement but in an update of the effective interest rate (or an update in the discount rate to remeasure the lease liability as a result of the IBOR reform), and;

•	Hedge accounting: That is, allowing hedge relationships that are directly affected by the reform to continue, though additional ineffectiveness might need to be recorded.

The following changes to standards not yet effective are not expected to materially affect the Group:

•	Amendments effective for annual periods starting on January 1, 2022 (not yet endorsed by the EU):

◦	IFRS 3 'Business Combinations' - Reference to Conceptual Framework.

◦	IAS 16 'Property, Plant and Equipment' - Proceeds before intended use.

◦	IAS 37 'Provisions, Contingent Liabilities and Contingent Assets' - Cost of fulfilling a contract.

◦	Annual improvements to IFRS Standards 2018-2020, affecting IFRS 1, IFRS 9, IFRS 16 and IAS 41.

•	Amendments effective for annual periods starting on January 1, 2023 (not yet endorsed by the EU):

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2021

◦	Amendments to IAS 1, 'Presentation of Financial Statements' : These amendments clarify that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. The amendments also clarify what IAS 1 means when it refers to the ‘settlement’ of a liability. The IASB also issued 'Disclosure of Accounting Policies' with amendments that are intended to help preparers in deciding which accounting policies to disclose in their financial statements.

◦	IFRS 17, ‘Insurance contracts’, including amendments.

◦	IAS 8, 'Accounting Policies, Changes in Accounting Estimates and Errors' - Definition of accounting estimates.

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2021

3. ACQUISITION AND DISPOSAL OF SUBSIDIARIES, JOINT VENTURES, ASSOCIATES AND OTHER NON-CONTROLLING INTERESTS

Acquisitions for the three-month periods ended March 31, 2021 and 2020

There were no material acquisitions or disposals during the three-month periods ended March 31, 2021 and 2020.

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2021

4. SEGMENT INFORMATION

Management determines operating and reportable segments based on information used by the chief operating decision maker (CODM) to make strategic and operational decisions from both a business and geographic perspective. The Group’s risks and rates of return are predominantly affected by operating in different geographical regions. The Group has businesses in two main regions: Latin America (“Latam”) and Africa. Millicom is allocating corporate costs to each segment based on their contribution to underlying revenue, and only non-recurring costs - such as M&A related costs-, remain as unallocated. The Latam figures below include Honduras and Guatemala as if they are fully consolidated by the Group, as this reflects the way management reviews and uses internally reported information to make decisions. The joint venture in Ghana is not reported as if fully consolidated.

Revenue, operating profit (loss), EBITDA and other segment information for the three-month periods ended March 31, 2021 and 2020, are as follows:

Three-months ended March 31, 2021 (in millions of U.S. dollars)	Latin America	Africa	Unallocated	Guatemala and Honduras(vii)	Eliminations and Transfers	Total
Mobile revenue	833	87	—	(379)	—	541
Cable and other fixed services revenue	563	2	—	(85)	—	479
Other revenue	17	—	—	(2)	—	15
Service revenue (i)	1,413	89	—	(466)	(1)	1,035
Telephone and equipment and other revenue (i)	118	—	—	(64)	—	54
Revenue	1,530	89	—	(530)	(1)	1,088
Operating profit (loss)	230	9	(26)	(159)	61	115
Add back:
Depreciation and amortization	413	21	3	(113)	—	324
Share of profit in joint ventures in Guatemala and Honduras	—	—	—	—	(61)	(61)
Other operating income (expenses), net	(5)	—	22	—	—	17
EBITDA (ii)	638	31	(1)	(273)	—	394
EBITDA from discontinued operations	—	—	—	—	—	—
EBITDA incl discontinued operations	638	31	(1)	(273)	—	394
Capital expenditure (iii)	(282)	(10)	(2)	62	—	(233)
Changes in working capital and others (iv)	(155)	(5)	—	(10)	—	(171)
Taxes paid	(31)	(5)	(3)	29	—	(9)
Operating free cash flow (v)	170	10	(6)	(192)	—	(18)
Total Assets (vi)	12,876	879	3,758	(5,063)	(662)	11,788
Total Liabilities	8,282	902	3,091	(1,873)	(860)	9,542

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2021

4. SEGMENT INFORMATION (Continued)

Three-months ended March 31, 2020 (in millions of U.S. dollars)	Latin America	Africa	Unallocated	Guatemala and Honduras (vii)	Eliminations and transfers	Total
Mobile revenue	843	87	—	(373)	—	556
Cable and other fixed services revenue	539	2	—	(73)	—	468
Other revenue	13	—	—	(2)	—	12
Service revenue (i)	1,395	89	—	(448)	—	1,036
Telephone and equipment revenue (i)	110	—	—	(58)	—	52
Revenue	1,504	89	—	(506)	—	1,088
Operating profit (loss)	219	7	(3)	(134)	45	134
Add back:
Depreciation and amortization	383	23	3	(114)	—	296
Share of profit in joint ventures in Guatemala and Honduras	—	—	—	—	(45)	(45)
Other operating income (expenses), net	(2)	—	—	—	—	(3)
EBITDA (ii)	600	30	(1)	(248)	—	382
EBITDA from discontinued operations	—	—	—	—	—	—
EBITDA incl discontinued operations	600	30	(1)	(248)	—	382
Capital expenditure (iii)	(284)	(10)	(4)	67	—	(232)
Changes in working capital and others (iv)	(64)	—	(59)	—	—	(124)
Taxes paid	(33)	(3)	—	26	—	(11)
Operating free cash flow (v)	219	16	(63)	(156)	—	15
Total Assets (vi)	13,513	925	4,408	(5,527)	(584)	12,736
Total Liabilities	8,201	911	4,338	(2,104)	(1,010)	10,335

(i)	Service revenue is Group revenue related to the provision of ongoing services such as monthly subscription fees, airtime and data usage fees, interconnection fees, roaming fees, mobile finance service commissions and fees from other telecommunications services such as data services, SMS and other value-added services excluding telephone and equipment sales. Revenues from other sources comprises rental, sub-lease rental income and other non-recurring revenues. The Group derives revenue from the transfer of goods and services over time and at a point in time. Refer to the table below.

(ii)	EBITDA is operating profit excluding impairment losses, depreciation and amortization and gains/losses on the disposal of fixed assets. EBITDA is used by the management to monitor the segmental performance and for capital management.

(iii)       Excluding spectrum and licenses of $20 million (2020: $39 million) .

(iv)	‘Changes in working capital and others’ include changes in working capital as stated in the cash flow statement as well as share based payments expense.

(v)	Operating Free Cash Flow is EBITDA less cash capex (excluding spectrum and license costs) less change in working capital, other non-cash items (share-based payment expense) and taxes paid.

(vi)       Segment assets include goodwill and other intangible assets.

(vii)       Including eliminations for Guatemala and Honduras as reported in the Latin America segment.

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2021

4. SEGMENT INFORMATION (Continued)

Revenue from contracts with customers from continuing operations

		Three-months ended March 31, 2021			Three-months ended March 31, 2020
in millions of U.S. dollars	Timing of revenue recognition	Latin America	Africa	Total Group	Latin America	Africa	Total Group
Mobile	Over time	445	56	501	463	60	522
Mobile Financial Services	Point in time	8	31	40	7	27	34
Cable and other fixed services	Over time	477	2	479	466	2	468
Other	Over time	15	—	15	12	—	12
Service Revenue		946	89	1,035	948	89	1,036
Telephone and equipment	Point in time	54	—	54	52	—	52
Revenue from contracts with customers		999	89	1,088	999	89	1,088

5. OTHER NON-OPERATING (EXPENSES) INCOME, NET

The Group’s other non-operating (expenses) income, net comprised the following:

in millions of U.S. dollars	Three-months ended March 31, 2021	Three-months ended March 31, 2020
Change in fair value of derivatives (Note 13)	—	—
Change in fair value in investment in Jumia (Note 14)	—	(18)
Change in fair value in investment in Helios Towers (Note 14)	18	(61)
Change in value of call option and put option liability (Note 13)	1	10
Exchange gains (losses), net	37	(90)
Other non-operating income (expenses), net	1	1
Total	58	(159)

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2021

6. EARNINGS PER COMMON SHARE

Earnings per common share (EPS) attributable to owners of the Company are comprised as follows:

in millions of U.S. dollars	Three-months ended March 31, 2021	Three-months ended March 31, 2020
Basic and Diluted
Net profit (loss) attributable to equity holders from continuing operations	42	(122)
Net profit (loss) attributable to equity holders from discontinued operations	—	—
Net profit/(loss) attributable to all equity holders to determine the basic earnings (loss) per share	42	(122)

in thousands
Weighted average number of ordinary shares for basic and diluted earnings per share	101,334	101,123

in U.S. dollars
Basic and diluted
EPS from continuing operations attributable to owners of the Company	0.41	(1.21)
EPS from discontinued operations attributable to owners of the Company	—	—
EPS for the period attributable to owners of the Company	0.41	(1.21)

7. INVESTMENTS IN JOINT VENTURES

Joint ventures are businesses over which Millicom exercises joint control as decisions over the relevant activities of each, such as the ability to upstream cash from the joint ventures, require unanimous consent of shareholders. Millicom determines the existence of joint control by reference to joint venture agreements, articles of association, structures and voting protocols of the board of directors of those ventures.

Refer to note 16 "Subsequent Events" for an update on the signed agreement for the sale of AirtelTigo Ghana to the Government of Ghana. At March 31, 2021, the carrying value of the Group's investment in AirtelTigo Ghana joint venture is zero.

At March 31, 2021, the equity accounted net assets of Millicom's joint ventures in Guatemala and Honduras totaled $3,191 million (December 31, 2020: $3,072 million). These net assets do not necessarily represent statutory reserves available for distribution as these include consolidation adjustments (such as goodwill and previously unrecognized assets and assumed liabilities recognized as part of the purchase accounting). Out of a total reserve of $278 million (December 31, 2020: $278 million), $153 million (December 31, 2020: $153 million) represent statutory reserves that are unavailable to be distributed to the Group. During the three-month period ended March 31, 2021, Millicom’s joint ventures did not pay any dividends or dividend advances to the Company (December 31, 2020: $71 million).

in millions of U.S. dollars	2021
	Guatemala(i)	Honduras (i)
Opening Balance at January 1, 2021	2,031	610
Results for the period	54	7
Currency exchange differences	4	3
Closing Balance at March 31, 2021	2,089	620

(i) Share of profit is recognized under ‘Share of profit in the joint ventures in Guatemala and Honduras’ in the statement of income.

8. PROPERTY, PLANT AND EQUIPMENT

During the three-month period ended March 31, 2021, Millicom added property, plant and equipment of $95 million (March 31, 2020: $108 million) and received $1 million from disposal of property, plant and equipment (March 31, 2020: nil).

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2021

9. INTANGIBLE ASSETS

During the three-month period ended March 31, 2021, Millicom added intangible assets of $25 million of which $0.3 million related to acquisition of spectrum and licenses, and $25 million to additions of other intangible assets (March 31, 2020: $44 million out of which $21 million related to spectrum and licenses and $23 million to additions of intangible assets) and did not receive any proceeds from disposal of intangible assets (March 31, 2020: nil).

10. FINANCIAL OBLIGATIONS

Debt and financing

The most significant movements in debt and financing for the three-month period ended March 31, 2021 were as follows:

Luxembourg

On February 22, 2021, Millicom redeemed 10% of the principal outstanding of its Notes due 2026, 2028 and 2029 at a price of 103%. This redemption follows Millicom’s announcement dated February 11, 2021. Total consideration of approximately $180 million was funded from cash, consistent with the Company's decision to prioritize debt reduction. The redemption premium of $5 million and the accelerated amortization of the upfront costs of $3 million, have been recorded in the line "Interest and other financial expenses" in the statement of income during the three-month period ended March 31, 2021.

Colombia

On February 16, 2021, UNE EPM Telecomunicaciones S.A. issued under the approved local bond program, a COP 485,680 million bond (approximately $138 million using the transaction date exchange rate) with 3 maturities; Series 7 years at 5.56% fixed rate, Series 10 years at CPI plus 2.61% and 15 years at CPI plus 3.18% margin. With the aim to improve UNE’s natural hedge against local currency, the bond proceeds were used on March, 26, 2021 to partially repay 50% of the $300 million syndicated loan of Colombia Movil S.A. (originally due in December 2024).

Panama

In November 2020, Cable Onda executed an agreement with Bank of Nova Scotia for $110 million, which were disbursed in two tranches. The first tranche of $85 million was disbursed in December 2020, and on March 1, 2021 the second and final tranche ($25 million) was disbursed to Cable Onda.

Analysis of debt and financing by maturity

The total amount of debt and financing is repayable as follows:

in millions of U.S. dollars	As at March 31, 2021	As at December 31, 2020
Due within:
One year	109	113
One-two years	256	107
Two-three years	379	439
Three-four years	595	811
Four-five years	480	467
After five years	3,592	3,755
Total debt and financing	5,412	5,691

As at March 31, 2021, the Group's share of total debt and financing secured by either pledged assets, pledged deposits issued to cover letters of credit or guarantees was $285 million (December 31, 2020: $287 million).

The table below describes the outstanding and maximum exposure under guarantees and the remaining terms of the guarantees as at March 31, 2021 and December 31, 2020.

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2021

	Bank and financing guarantees (i)
in millions of U.S. dollars	As at March 31, 2021	As at December 31, 2020
Terms	Outstanding and Maximum exposure
0-1 year	58	59
1-3 years	227	227
3-5 years	—	—
Total	285	287

(i) If non-payment by the obligor, the guarantee ensures payment of outstanding amounts by the Group's guarantor.

The Group’s interest and other financial expenses comprised the following:

in millions of U.S. dollars	Three-months ended March 31, 2021	Three-months ended March 31, 2020
Interest expense on bonds and bank financing	(86)	(97)
Interest expense on leases	(40)	(39)
Early redemption charges	(5)	—
Other	(17)	(11)
Total interest and other financial expenses	(148)	(147)

11. COMMITMENTS AND CONTINGENCIES

Litigation & claims

The Company and its operations are contingently liable with respect to lawsuits, legal, regulatory, commercial and other legal risks that arise in the normal course of business. As of March 31, 2021, the total amount of claims brought against Millicom and its subsidiaries is $257 million (December 31, 2020: $288 million). The Group's share of the comparable exposure for joint ventures is $15 million (December 31, 2020: $14 million).

As at March 31, 2021, $43 million has been provisioned by its subsidiaries for these risks in the consolidated statement of financial position (December 31, 2020: $45 million). The Group's share of provisions made by the joint ventures was $3 million (December 31, 2020: $3 million). While it is not possible to ascertain the ultimate legal and financial liability with respect to these claims and risks, the ultimate outcome is not anticipated to have a material effect on the Group’s financial position and operations.

Taxation

At March 31, 2021, the tax risks exposure of the Group's subsidiaries is estimated at $317 million, for which provisions of $72 million have been recorded in tax liabilities; representing the probable amount of eventual claims and required payments related to those risks (December 31, 2020: $339 million of which provisions of $77 million were recorded). The Group's share of comparable tax exposure and provisions in its joint ventures amounts to $72 million (December 31, 2020: $69 million) and $5 million (December 31, 2020: $7 million), respectively.

Capital commitments

At March 31, 2021, the Company and its subsidiaries had fixed commitments to purchase network equipment, other fixed assets and intangible assets of $453 million of which $300 million are due within one year (December 31, 2020: $564 million of which $400 million are due within one year). The Group’s share of commitments in the joint ventures is $66 million and $37 million. (December 31, 2020: $69 million and $52 million).

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2021

12. RELATED PARTY TRANSACTIONS

The following transactions were conducted with related parties:

in millions of U.S. dollars	Three-months ended March 31, 2021	Three-months ended March 31, 2020
Expenses
Purchases of goods and services from Miffin	(49)	(54)
Purchases of goods and services from EPM	(10)	(9)
Other expenses	(5)	(4)
Total	(64)	(67)

in millions of U.S. dollars	Three-months ended March 31, 2021	Three-months ended March 31, 2020
Income / gains
Sale of goods and services to Miffin	89	78
Sale of goods and services to EPM	4	3
Other income / gains	1	1
Total	93	82

The Group had the following balances with related parties:

in millions of U.S. dollars	As at March 31, 2021	As at December 31, 2020
Liabilities
Payables to Guatemala joint venture(i)	231	231
Payables to Honduras joint venture(ii)	104	103
Payables to EPM	18	20
Payables to Panama non-controlling interests	1	1
Other accounts payable	1	1
Total	354	356

(i)	Interest bearing shareholder loans of which $28 million are due after more than one year.

(ii)	Mainly advances for dividends expected to be declared in 2021

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2021

12. RELATED PARTY TRANSACTIONS (Continued)

in millions of U.S. dollars	As at March 31, 2021	As at December 31, 2020
Assets
Receivables from Guatemala joint venture(i)	55	206
Receivables from Honduras joint venture	77	84
Receivables from EPM	3	3
Receivables from Panama non-controlling interests	1	1
Other accounts receivable	5	5
Total	141	299

(i)	In March 2021, the Guatemala joint venture prepaid $147.5 million of principal (out of the $193 million Millicom 's shareholder loan, granted in October 2020 and repayable by January 13, 2022, at the latest).

13. FINANCIAL INSTRUMENTS

Other than the items disclosed below, the fair values of financial assets and financial liabilities approximate their carrying values as at March 31, 2021 and December 31, 2020:

in millions of U.S. dollars	Carrying value		Fair value
	As at March 31, 2021	As at December 31, 2020	As at March 31, 2021	As at December 31, 2020
Financial liabilities
Debt and financing	5,412	5,691	5,639	5,572

(i)	Fair values are measured with reference to Level 1 (for listed bonds) or 2.

Derivative financial instruments

Currency and interest rate swap contracts

MIC S.A. entered into swap contracts in order to hedge the foreign currency and interest rate risks in relation to the SEK 2 billion (approximately $211 million) senior unsecured sustainability bond issued in May 2019. These swaps are accounted for as cash flow hedges as the timing and amounts of the cash flows under the swap agreements match the cash flows under the SEK bond. Their maturity date is May 2024. The hedging relationship is highly effective and related fluctuations are recorded through other comprehensive income. At March 31, 2021, the fair values of the swaps amount to an asset of $9 million (December 31, 2020: an asset of $23 million).

Colombia, El Salvador and Costa Rica operations have also entered into several swap agreements in order to hedge foreign currency and interest rate risks on certain long term debts. These swaps are accounted for as cash flow hedges and related fair value changes are recorded through other comprehensive income. At March 31, 2021, the fair value of El Salvador amount to a liability of $3 million (December 31, 2020: a liability of $3 million), Costa Rica swaps amount to a liability of $5 million and an asset of $2 million (December 31, 2020: liability of $5 million and asset of $1 million) and the fair value of Colombia swap amounts to an asset of $5 million (December 31, 2020: a liability of $7 million).

Interest rate and currency swaps are measured with reference to Level 2 of the fair value hierarchy.

Call and put options – Panama

As of March 31, 2021, management used the same values as those used for Q4 2020 closing since there were no significant developments during Q1 2021 indicating a significant change in Cable Onda's valuation.

As a consequence, the put option liability amounts to $262 million.

The call option, having a strike price at initial Transaction price +10% interest p.a (exercisable from June 14, 2021 to July 14, 2022), has been valued at $3 million.

There are no other derivative financial instruments with a significant fair value at March 31, 2021.

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2021

14. EQUITY INVESTMENTS

As at March 31, 2021 and December 31, 2020, Millicom has the following investments in equity instruments measured at fair value through profit and loss under IFRS 9:

in millions of U.S. dollars	March 31, 2021	December 31, 2020
Investment in HT	178	160
Equity investment - total	178	160

During June and November 2020, Millicom disposed of a total of 85 million shares that it owned in Helios Towers plc ("HT"). As a result of these transactions, Millicom owns a remaining shareholding of 7.6% in HT, valued at $178 million and $160 million (level 1) at March 31, 2021 and December 31, 2020, respectively (using a share price of GBP 1.69 and GBP 1.53 , respectively) . The changes in fair value are shown under 'Other non-operating (expenses) income, net' (see note 5).

15. IPO – MILLICOM’S OPERATIONS IN TANZANIA

The Tanzanian government has implemented legislation requiring telecommunications companies to list their shares on the Dar es Salaam Stock Exchange and offer 25% of their shares in a Tanzanian public offering. The Group is currently seeking to reach an agreement with the Tanzanian government regarding the conditions of the IPO, taking into account the proposed sale of our Tanzanian operation.

16. SUBSEQUENT EVENTS

Africa divestiture

On April 19, 2021, we announced that we have signed agreements for the sale of our operations in Tanzania and for the disposal of our stake in the AirtelTigo joint venture in Ghana. In Tanzania, Millicom agreed to sell its entire operations to a consortium led by Axian, a pan-African group that was part of the consortium that acquired Millicom’s operations in Senegal in 2018. In Ghana, Millicom along with its joint venture partner, Bharti Airtel Limited, have signed a definitive agreement for the transfer of AirtelTigo to the Government of Ghana. Millicom recorded a $25 million charge in Q1 as part of this agreement. Completion of each transaction is subject to regulatory approvals. The provision charge is recorded under the line "Other operating income (expenses), net" in the statement of income.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A. (Registrant)
By:	/s/ Salvador Escalon
	Name:	Salvador Escalon
	Title:	Executive Vice President, General Counsel

Date: April 29, 2021